Exro Technologies Annual Shareholder Letter

•The company in 2020 to now
•Great product technology with proprietary intellectual property
•Growing partner strategies and organizational structure
•Looking forward to growth

Calgary, Alberta (April 16, 2021) – Exro Technologies Inc. (TSXV: EXRO, OTC: EXROF) (the “Company” or “Exro”), a clean technology company which has developed a new class of power electronics for electric motors and batteries is pleased to provide its annual shareholder letter from Chief Executive Officer of Exro, Sue Ozdemir.

Dear fellow shareholders,

A sincere thank you to all of you for your enduring support. Exro has transformed over the past eighteen months and the developments by our team are nothing short of outstanding. The past year has presented us all with many new challenges but being surrounded by so many great people has been a continuous source of inspiration to tackle those challenges head on.

In 2020, we began to implement a business strategy around the surging electric mobility markets by building upon the success of our electric bike application. The focus began by building a broad pipeline of partners to demonstrate versatility of our technology in operating applications. These valued partnerships led to critical validations of our product roadmap to commercialization, and a surge in talent joining the Exro team. We grew our headcount to over 30 and brought on new executive leadership and board directors from General Electric, KSR international, Ford Motor Company, General Motors and Audi. We also opened an Innovation Centre in Calgary and raised approximately $57 Million CAD in capital.

Our team is executing against our business plan and as we work to move our technology from development into commercialization, it takes time to complete thorough testing and get a validated product to our partners. We are building our future, and we don’t want to skip a step or leave any stone unturned. Our strategic plan involves continued development of our patents, deploying validated technology, and commercializing for a profitable future. Exro is on track to drive our plan forward and bring something new to these emerging markets by optimizing the power within electric applications. We are dedicated to the mission of changing the way the world looks at energy.

As you look at our company in 2021, I trust you are as excited as I am about our future. Our team is driven, focused, and proud. We have a strong balance sheet and available working capital necessary to continue to innovate and execute. Exro aims to continue to grow by incorporating the principals of innovation, customer excellence, organizational design, and financial acumen.

Disciplined Innovation

Our research and development (“R&D”) is delivering a technology that is a step-change in the marketplace. This is a necessary growth element for the market to expand and bridge the gap for modern solutions like electric vehicles. Our first target market of mobility applications is a booming industry that is still in its infancy. As government regulations globally set standards for net zero carbon emissions, mobility manufacturers are looking for technology that will help to deliver the required performance in a cost-effective platform.

Our inaugural product, the Coil DriverTM does just that. Formerly our ETr product, this technology has evolved more than just by name. The Coil DriverTM represents integration of our validated coil switching patents into a new topology of inverter. It enables intelligent control of multiple torque profiles in a single motor completely through the inverter. Originally, the ETr was a separate module and now by integrating it on an inverter platform, we are enabling system optimization through a cost-effective motor controller. Our Coil DriverTM platform currently includes four standard power ratings of 48V, 100V, 400V, and 800V.

Our second product, the Battery Control System (“BCS”) for energy storage enables intelligent control of the cells within a battery. Originally the Intelligent Battery Management System, this technology was in R&D for many years, and as the Coil DriverTM technology evolved from the initial vision, so too has this product. It started with a deep dive into artificial intelligence for battery management systems, and after recognizing the recent topology innovation from the Coil DriverTM, we realized there was synergy between how you control coils and how you control the cells within a battery. That is when we shifted to a product strategy around the innovative topology and the software to enable more control. In December of 2020, we completed first validation of our BCS, which was the first step towards commercialization. We are on schedule for the BCS pilot to emulate grid performance and deliver our first stationary energy storage solution by end of 2021.

Delivering great technology with a quality product to the marketplace will require disciplined innovation: discipline to accurately validate, thoughtfully commercialize, and deliver a great innovation to the markets.

A New Brain

Like the human brain is a complex part of the human body that is critical to control of the body, an inverter is a complex part of a power system that is also critical to control of the system. A key barrier to bypass some of that complexity is to integrate with optimized motors to deliver performance that is otherwise not possible.

You must protect your brain at all costs, and we view protecting our inverter intellectual property in that same light. We have a portfolio of proprietary intellectual property that includes a combination of patents and trade secrets that provide us a protected competitive advantage. Our solutions are innovative, first to market, and support a cost-effective value proposition to our target markets.

Exro currently has 25 granted patents and nine patents pending globally. These patents represent a combination of hardware and software systems that enable the innovation behind our unique coil switching and battery control technology. In the past 12 months, the Company has made progress on 10 patents that were moved to granted status in additional regions. The nine patents pending include some recent developments for both the Coil DriverTM and BCS innovations.

We have advanced our patent strategy after bringing in a new team of engineers and innovators that have developed completely new designs that have strengthened the foundation around our core technologies. All intellectual property (“IP”) developed by inventors while at Exro is fully owned by the Company and we are not reliant on any external, third party IP. We will continue to drive innovation in power electronics and add more patents and trade secrets to our portfolio.
Partner Strategy

There is never a guarantee to the execution of a commercial plan, but we are confident in the road ahead. We have a robust pipeline of partners and are engaged in customer conversations which are the foundation to our target milestones for this year. In 2020, we had set the target to create versatile partnerships across different applications and segments to validate our technology. For 2021, we have a target to sign additional commercial partnerships and a strategic partner that fit alongside our new partner model.

As our company continues to grow and evolve, so do our valued partnerships. The new partner model includes four different types of partners that will encompass our current product roadmap and encourage continued versatility alongside new partners. The four partnerships are:

1.Development Partners
2.Commercial Partners
3.Strategic Partners
4.Motor Partners

We will work with Development Partners to develop a technology beyond a proof-of-concept stage to validation in a relevant environment. The objective of this partnership will be to demonstrate the technology in new segments and applications with the intent of a future commercial product that will differentiate our partners. An example of a Development Partnership we have today would be Clean Seed as we develop our technologies to electrify the next generation of agricultural seeders.

Commercial Partners are interested in becoming customers for Exro’s commercialized products but first require validated integration of our technology within their application(s). In some cases, this might require meeting highly regulated auto industry standards. The objective of this kind of partnership is the delivery of purchase orders for low-volume production of Exro products after successful integration. An example of a Commercial Partnership we have today would be LAND motorcycles, as we work together to validate integration of the Coil DriverTM in their District motorcycle.

Strategic Partners are focused on potential high-volume production making use of our technology. This partner may start in development phase and progress to operating application validation for long term serial production. This partnership is ideal for revenue models surrounding high-volume contracts, licensing, or contract manufacturing.

Motor partners will be an integral part of accelerating the delivery of our Coil DriverTM to market by enabling system solutions for each segment of our product line. These partners will work with us to develop an optimized motor to integrate with our Coil DriverTM and provide a packaged motor and inverter system solution we can deliver to specific applications or market segments. An example of a Motor Partner we have today would be TSA, where we work together to optimize a heavy-duty traction motor to deliver alongside our Heavy-Duty Coil DriverTM.

Here are our partnerships today within this model:

•Development Partners: Clean Seed and Templar Boats
•Motor Partners: HEINZMANN and Traktionssysteme Austria (“TSA”)
•Commercial Partners: LAND E-Moto, Potencia Industrial, Aurora Powertrains, Zero Motorcycles, SEA Electric

We’re thankful to Motorino for all their support to develop our technology and we are now transitioning to a new commercialization strategy for the micro mobility markets. We believe this partner model will not only give clarity as to what is the scope of our current partnerships but also attract exciting new partnerships in the future that will continue to develop our technologies and grow our businesses together.

Right People, Right Roles

The progression of our organizational structure is a big piece of building our future success. We will ensure that everyone who joins Exro is committed to the mission and adopts our corporate culture and values. We have been able to recruit some really talented people that have backgrounds in engineering, sales, marketing, finance, and more. Beyond our management team, our company has grown from seven employees when I joined to 35 employees today.

Operational Excellence

Our long-term vision is a focus on licencing or manufacturing partnerships that allow us to supply high-volume customers. We have also been working hard at building out our low-volume manufacturing facility which will support our projected growth in the near future.

We recently announced our plans to open a new low-volume manufacturing facility in Calgary that will meet the highly regulated automotive standards so we can deliver our Coil DriverTM product line to the passenger electric vehicle markets. While this is important to start on now because of the long lead time it will take to get our Coil

DriverTM validated to these standards, it is not the only market we are planning for this year. Less regulated markets, like micro-mobility and recreational, we can continue to support the product development from our current Innovation Centre in Calgary.

We’re also preparing to increase our presence in the US in the near future. To this end we’ve set up a US subsidiary now and are planning for growth in the US markets for both the Coil DriverTM and BCS product roadmaps so Exro can be ready for Buy America.

Enterprise Value

Our technology is innovative, patented and in demand by our addressable markets. As we continue to execute, and our technology impacts the power electronics market, we will begin to see a shift in industry standards for both electric vehicles and energy storage solutions. Electric vehicles and energy storage solutions will become more cost effective and expand their performance capabilities.

Right now, the focus is on building the backlog for our products and establishing a long-term pipeline. Once we have established a foundation in mobility applications, we will begin to expand the total addressable markets for the Coil DriverTM into other segments including industrials or renewables and other regions like Asia and Europe.

We also continue to explore ways to increase our capital markets exposure and broaden our investor reach. A key initiative underway for 2021 is an up list to the Toronto Stock Exchange (“TSX”). Although we cannot guarantee that this initiative will be successful, a TSX listing will be important to enhance liquidity and reduce investment barriers for both institution and retail investors in our stock.

Expectations looking forward

Looking forward to our growth plans this year, you can expect that we will remain focused on completing our milestones, which you can always reference in our corporate deck here.

I am genuinely excited about our future. Customer demand is strong, and despite the challenges the past year has thrown at all of us, our team remained committed and made incredible progress under the COVID guidelines to execute for our customers and partners. It takes a special team to overcome the adversity, adapt, and deliver a new technology to market and I am so thrilled we have put that together. I can’t wait to see what we can accomplish moving forward. The Exro in front of you today is one that will be a market leader in the future.

Thank you for your enduring support and investment in our company.

Sue Ozdemir
Chief Executive Officer

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil DriverTM, expands the capabilities of powertrains by enabling two separate torque profiles within a given motor. A major advancement in the sector, dynamic motor configuration enables efficiency optimization for each operating mode resulting in reduction of energy consumption. The controller automatically selects the appropriate configuration in real time so that power and efficiency are intelligently optimized.
For more information visit our website at www.exro.com.

ON BEHALF OF THE BOARD OF DIRECTORS
Sue Ozdemir, Chief Executive Officer
CONTACT INFORMATION
Canada: Jake Bouma
VP of Investor Relations
604-317-3936

United States: Vic Allgeier
TTC Group Inc.
646-841-4220
Email: info@exro.com
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This news release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects”, "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". Forward looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators, that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Although the Company believes that the assumptions and factors used in preparing these forward-looking statements are reasonable based upon the information currently available to management as of the date hereof, actual results and developments may differ materially from those contemplated by these statements. Readers are therefore cautioned not to place undue reliance on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Tags: Electric vehicles, electric cars, sustainability, inverters, controllers, control technology, mobility, powertrain systems, Coil Driver, electromechanical drives, recreational vehicles.
Targeting List: Technology